UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 7, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                  Q3 2005 Results: Growth trend Mobile service revenues accelerated; YTD Free Cash Flow exceeding EUR 1.9 billion, dated November 7th, 2005.

Press release
Q3 2005 Results:	Date
Growth trend Mobile service revenues	November 7, 2005
accelerated; YTD Free Cash Flow exceeding	Number
EUR 1.9 billion	051pe

Group Financial Highlights

Q3 2005	Q3 2004	IFRS, in millions of euro, unless indicated otherwise	YTD 2005	YTD 2004

2,930	2,957	Operating revenues	8,770	8,811
581	661	Operating profit	1,653	2,016
334	367	Profit for the period	846	1,179
0.15	0.15	Earnings per share (in euro)	0.37	0.48

1,143	1,075	Cash flow from operating activities	2,864	2,876
369	474	Less: capital expenditures (in PP&E and software)	925	1,158
774	601	Free cash flow	1,939	1,718

581	661	Operating profit	1,653	2,016
566	545	Add: depreciation, amortization and impairments	1,752	1,627
1,147	1,206	EBITDA	3,405	3,643

• Year-to-date on track:

>                    Free cash flow EUR 1,939m, up 12.9%

>                    Operating revenues flat as guided, after EUR 195m MTA tariff reductions

>                    EBITDA down 6.5% or 3.5% as per guidance definition

>                    Execution of March 2005 restructuring initiatives well on track

• Solid Q3 performance:

>                    Free cash flow EUR 774m, up 28.8%

>                    Continued growth in KPN Mobile:  service revenues up 9.3%; growth in Mobile The Netherlands and BASE accelerated

>                    Multi-brand Mobile strategy in Germany well received

>                    Group EBITDA down by 4.9% or 2.7% as per guidance definition

>                    Net debt EUR 7.9 billion, after EUR 250m share repurchase program completed and EUR 281m interim dividend paid in Q3

• Post Q3:

>                    Telfort acquisition completed October 4

>                    Full-year EBITDA guidance changed from decline by mid-single digit to decline by less than 5%

>                    2005 Capex guidance now reduced to EUR 1,400m from EUR 1,700m

>                    2005 Free Cash Flow guidance changed from exceeding EUR 2 billion to exceeding EUR 2.3 billion

>                    EUR 1.3 billion of debt scheduled for redemption in Q4 2005

Ad Scheepbouwer, CEO of KPN, said:

“This quarter’s solid performance builds on the momentum that has been gathering for more than a year. Our results are in line with, or ahead of guidance, with continued strong free cash flow enabling us to sustain our commitment to deliver good returns to shareholders. We remain confident about the outcome for the full-year.
2005 has already been a significant year for KPN. We have launched a new strategy and all the initiatives are on track: the restructuring of the Group and the Fixed Division has been completed, we are making good progress towards fulfilling our commitment to move to an all-IP network, we have expanded the multi brand portfolio in The Netherlands and have launched a new strategy in Germany which has been well received by consumers. At the same time, we are making investments for the future, as illustrated by our recent acquisition of Telfort. We are pleased with the progress being made and believe we are pursuing strategies that are appropriate for today’s market challenges.”

Corporate Communication	Investor Relations
Press Office
Tel: +31 70 4466300	Tel: +31 70 4460986
E-mail: press@kpn.com	E-mail: ir@kpn.com

Divisional Financial Highlights	Fixed division

Q3 2005	Q3 2004	IFRS, in millions of euro	YTD 2005	YTD 2004

1,694	1,788	Operating revenues	5,149	5,435
583	602	- Consumer	1,795	1,821
644	727	- Business	1,984	2,225
1,243	1,285	- Wholesale & Operations	3,729	3,948
-776	-826	- Other (incl. intercompany revenues)	-2,359	-2,559
1,298	1,348	Operating expenses	3,976	4,097
306	328	Of which: deprec., amortization and impairments	965	1,002
396	440	Operating profit	1,173	1,338
81	108	- Consumer	269	282
66	102	- Business	235	291
233	229	- Wholesale & Operations	651	764
16	1	- Other	18	1

•                       Q3 operating revenues down 5.3%, of which 2.7% related to MTA tariff reductions. Q3 operating expenses down EUR 50m, or 3.7%. The decrease was primarily driven by cost reduction measures and lower purchasing costs (as a result of decreasing revenues). This reduction in operating expenses was partly offset by higher marketing and subscriber acquisition costs (mainly occurring in the Consumer segment).

• YTD Consumer segment operating revenues were lower, as decreasing traditional Voice revenues have not been fully offset by growth in Internet revenues.

•                       Lower YTD and Q3 Business segment operating revenues, partly affected by project revenues in Q3 2004. The underlying trend continues, with migration from traditional voice and data to IP-based broadband solutions continuing, while price pressure remains in both the traditional and the new portfolio.

•                       Q3 decrease in Wholesale & Operations operating revenues matched by a similar decrease in operating expenses delivering a stable operating profit.  YTD operating profit was negatively affected by SNT impairment of EUR 40m (reported in Q2 2005).

Divisional Financial Highlights	Mobile division

Q3 2005	Q3 2004	IFRS, in millions of euro	YTD 2005	YTD 2004

1,448	1,358	Operating revenues	4,177	3,890
604	583	- The Netherlands	1,747	1,701
717	677	- E-Plus	2,067	1,905
139	108	- BASE	399	314
-12	-10	- Other (incl. intercompany revenues)	-36	-30
1,252	1,137	Operating expenses	3,692	3,205
256	200	Of which: deprec., amortization and impairments	767	582
196	221	Operating profit	485	685
175	192	- The Netherlands	488	573
3	47	- E-Plus	-45	148
22	-13	- BASE	61	-24
-4	-5	- Other	-19	-12

• Revenue increase in all countries: Q3 operating revenues up 6.6%
• Q3 service revenues increased by 9.3% with all three operators contributing
• Q3 operating expenses up due to intensified marketing campaigns in Germany (EUR 30m) and UMTS depreciation and amortization (EUR 36m)
• Multi-brand strategy being rolled out by all three mobile operators

GROUP FINANCIAL REVIEW

Q3 operating revenues flat	Operating revenues
Q3 Group operating revenues showed a slight decrease of just under a percent mainly due to deconsolidation of Pantel, which was sold in Q1.

The Mobile Division recorded its highest quarterly service revenue(1) since Q1 2004 and highest EBITDA growth (up 7.4%) so far this year. Mobile operating revenues, up 6.6%, now represents a 49.4% share of group revenues, a considerable increase compared to the same period last year when this share was 45.9%.

Revenue from the Group’s traditional fixed businesses continues to decline.  Although there has been a reduction in the rate of decline in some areas, the trend continues to reflect a number of factors, particularly regulatory intervention; competition; price reductions (MTA, forced through regulatory intervention); and technological advances which KPN uses to actively migrate consumers and business customers from traditional services to new services. Although revenues from new technology-based products and services have increased steadily, it does not yet fully offset the decline recorded for traditional services.

The slow but continuous decrease in operating revenues in the Fixed division (EUR 94m or 5.3% in Q3), mainly driven by MTA tariff reductions (EUR 48m or 2.7%), was not fully offset by the strong increase in mobile operating revenues (EUR 90m or 6.6%), achieved despite EUR 47m MTA tariff reductions.(2)

Operating expenses

Overall operating expenses increased by 2.3%. The Fixed division achieved a 3.7% decrease in operating expenses. This was achieved as lower call volumes resulted in lower purchase costs and as a reduced workforce resulted in a lower payroll, while infrastructure maintenance expense was reduced as planned. The decrease in these line items was partially offset by increased investments in the growing ADSL and KPN TV customer base. The Mobile division saw an increase primarily due to investment in marketing campaigns in Germany, and UMTS amortization in Germany (from September 2004) and the Netherlands (from November 2004).

Operating profit
In the third quarter of 2005, KPN achieved an operating profit of EUR 581m (Q3 2004: EUR 661m).

Financing costs

Net finance costs were EUR 122m, an improvement of 34.4% or EUR 64m over the same period last year (Q3 2004 included EUR 50m in one-off expenses related to bond refinancing and renewal of EUR 1.5 billion credit facility).

Income tax charges

Income taxes in the third quarter of 2005 increased by EUR 31m to EUR 127m (Q3 2004: EUR 96m); it should be noted however that income tax charges in the third quarter last year included a EUR 44m deferred tax benefit arising from a refinancing of BASE. The Q3 2005 effective tax rate was 27.5% (Q3 2004: 20.7%).

Operating Cash flow

Q3 cash flow from operating activities saw a significant improvement of 6.3% over last year, a.o. as a result of interest payments due to the absence of one-off expenses related to the refinancing program executed during 2004.

Free Cash Flow remains	Free Cash Flow and CAPEX
strong; 2005 CAPEX forecast at EUR 1.4 billion

Q3 Free Cash Flow also saw a strong increase (up EUR 173m or 28.8%), due in part to lower capital expenditures. It should be noted that this is not indicative of a trend of a structural lowering of CAPEX, but rather a one-off reduction this year in Germany. CAPEX for the year is currently forecast at EUR 1.4 billion.

(1)                                  In line with industry practice, we refer to service revenues in addition to operating revenues. Service revenues are defined as operating revenues minus equipment sales and other operating revenues.

(2)                                  MTA was again reduced in the Netherlands in December 2004, whereas the first-time reduction in Germany took place on December 15, 2004

Net debt decreased	Debt
Gross debt amounted to EUR 10.9 billion at September 30, 2005.

Net debt(3) was EUR 7.9 billion at September 30, 2005, EUR 500m below the level at September 30, 2004 (June 30, 2005: EUR 8.2 billion; December 31, 2004: EUR 7.9 billion). During the third quarter, KPN completed the share repurchase program announced in August (EUR 250m) and paid out an interim dividend of EUR 0.13 per share (EUR 281m). The cash position was EUR 3 billion at September 30, 2005, including approximately EUR 700m IFRS treatment of the cash pool. Since the period end, part of this has been used for the EUR 988 million payment related to the transfer of Telfort shares on completion of the acquisition on October 4, 2005, while EUR 1.3 billion will be used for scheduled redemptions in October and November 2005.

Additional EUR 250m share	Share repurchase program
repurchase program completed

On September 12, 2005, KPN completed the EUR 250m share repurchase program announced on August 9, 2005. A total of 33 million shares were repurchased, all of which via the secondary trading line (established for reasons of tax efficiency). The average price of the shares repurchased under the August program was EUR 7.62 per share.

From December 2004 to the end of Q3 2005 KPN has repurchased 181m shares, representing 7.8% of the total outstanding shares. After cancellation of these shares, expected to take place before year-end 2005, the number of shares outstanding will be 2,151,360,369. KPN will review its excess cash position in February 2006.

Credit ratings unchanged	Credit ratings
Credit ratings remained unchanged: A– with stable outlook (Standard & Poor’s) and Baa1 with stable outlook (Moody’s).

GROUP OPERATING REVIEW

Restructuring initiatives	Restructuring, restructuring charges and workforce
well on track – YTD reduction of workforce in the Netherlands 8%

Execution of the restructuring initiatives announced in March 2005 is well on track.  The telecommunications industry is marked by profound changes in technology, a dynamic competitive environment, and regulatory intervention, which is still asymmetric. Against this background, the above-mentioned restructuring initiatives are designed to align the strategy and organizational design of the Group in general and the Fixed division in particular in order to allow for more efficient operations and a much more focused, market driven marketing and sales approach. Year-to-date, KPN’s workforce in the Netherlands has been reduced by 1,701 FTEs, or 8%. KPN has already exceeded its stated objective of 1,500 FTEs per annum.

Related restructuring charges amounted to EUR 26m in Q3. YTD, restructuring charges amount to EUR 58m (EUR 27m in the Fixed division, EUR 2m in the Mobile division and EUR 29m in Other activities).

As of September 30, 2005, KPN employed a total of 26,316 FTEs (December 31, 2004: 28,056 FTEs), of which 19,564 FTEs (December 31, 2004: 21,265 FTEs) were located in the Netherlands.

Operating Review – Fixed	General
division

Market trends are developing as anticipated. Broadband penetration (approximately 55% at the end of Q3 2005) continues to rise, while the traditional voice market continues to contract. Against a background of an accelerating shift from traditional towards ADSL and IP based products, a conservative regulatory environment and a fiercely competitive market, the Fixed division faced a 5.3% operating revenue decrease compared to Q3 last year. More than half of this decrease (2.7%) was incurred due to a regulatory reduction of MTA tariffs.  Execution of the distinct elements of our strategy (Attack-Defend-Exploit) has provided focus in achieving our stated objectives.

(3)                                  The book value of interest bearing financial liabilities plus the fair value of financial instruments related to these financial liabilities minus cash and cash equivalents.

Traditional voice market	Consumer segment
share continues to increase

Although the year-on-year fixed line loss trend accelerates, KPN’s share in voice minutes (which showed a quarter-on-quarter decline until Q1 2005) continues to increase steadily since the trend turned in Q1, providing evidence of a successful battle against the erosion of market share.

The introduction of new flat fee tariffs and packages in combination with next-generation DECT phones, designed to provide an attractive alternative to mobile-only use, have proved to be very successful. Evidence of this is a significantly higher ARPU generated by the DECT phone packages.

Although KPN’s share in total broadband connections showed a slight quarter-on-quarter decrease (to 42.4% from 43.8% at the end of Q2 2005) its retail market share continues to grow (34.1% at the end of Q3 2005, up from 32.3% in the previous quarter). Since the start of the third quarter, KPN’s ISP Planet Internet has been the largest ISP in the Netherlands. KPN aims to further strengthen its retail position in the broadband market through acquisitions (such as the KPN ADSL customer base from Tiscali, completed this quarter), and through offering a broader value-added services portfolio, including streamed music and movies, and gaming. Further growth was also recorded in ADSL-only.

VoIP, launched in Q2, has now reached the quality standard we set as a pre-requisite for a nation-wide rollout.

Digital TV – introduction of PVR

KPN’s television initiatives are on track to deliver. Digital TV is achieving steady growth following further footprint expansion and has reached 100,000 customers one year after launch. In the third quarter, KPN introduced the Personal Video Recorder (“PVR”), a new Digital TV proposition that enhances the consumer’s experience of watching TV. The PVR provides the opportunity to simultaneously watch, record, or watch programs by delay.

IP TV – attractive content portfolio

The implementation of IP TV is well on track. The ADSL2+ network, through which IP TV will be delivered, will be completed on schedule by the end of 2005.  Commercial launch is scheduled to take place from Q1 2006. KPN believes it will have an extremely attractive content portfolio upon launch, with contracts already signed with more than 40 channels. Furthermore, KPN has secured an extensive movie library and is in advanced negotiations with key media industry players to provide Video-on-Demand capability. The KPN IP TV offer will also include an electronic programming guide, time shift and missed episode functionality. With the majority of these initiatives already completed, KPN will be positioned as a serious competitor to cable operators.

Competition remains fierce	Business segment
within Business Segment

Competition remains especially fierce in the Business segment. Regulatory imposed pricing regimes are unhelpful to improving KPN’s position in a market which sees increasing competition from large international operators who are not bound by the same restrictions. In Q3, KPN’s market share in voice minutes continued its anticipated descent, although the decrease in leased lines slowed slightly. The migration from traditional voice and data to IP-based broadband solutions continued, fuelling IP-VPN and Ethernet-VPN growth, primarily in the corporate market. In the SME market, Zakelijk DSL (KPN’s DSL offering for SMEs) continued to grow as a result of successful marketing initiatives.

Major new corporate contracts concluded

In Q3 2005, we closed major corporate contracts in several sectors such as Belastingdienst (Inland Revenue), Postkantoren (Post Offices) and Intergamma (Retail). We have also implemented “PIN over IP” (introduced in Q2 2005), an advanced payment system for a number of large customers.

“ZekerWeten” fixed-mobile for SME

KPN launched a new fixed-mobile campaign (ZekerWeten) emphasizing its advisory capabilities based on innovative advisory tools: for example TelecomScan (an online advisory tool for SMEs to identify the best possible communications mix, taking into account a company’s mobile and fixed telephony usage), and Business Continuity Quick Scan (helping large enterprises to gain insight in the continuity of their business processes in case of a crisis).

New product launches

For corporate clients, KPN introduced 088 prefixes (088 Basic and 088 Advanced), offering services and facilities including number portability irrespective of one’s location. These 088 prefixes and their tariffs are regulated by OPTA.

Introduction of off-net VoIP (VoIP Connect service) for large enterprises has been delayed in order to solve a number of technical challenges prior to launch. A new launch planning is being developed with our partners and is now scheduled to take place in the first half year of 2006. However, there is also an increasing demand for on-site and on-net VoIP services.

Wholesale & Operations	Wholesale & Operations segment

The decrease in Q3 operating revenues of Wholesale & Operations is matched by a similar decrease in operating expense, delivering a stable operating profit and margin. The planned FTE reduction and related cost reductions are on track. The rollout of enabling infrastructure is also on track: the upgrade of Ethernet, and the ADSL network to ADSL2+ (enabling the introduction of high-speed Internet Access Services, IP TV, Delay TV and Video on Demand over DSL)  are expected to be completed on schedule at the end of this year.

Operating Review – Mobile	General
division;	Service revenue in the Mobile Division rose by 9.3% to EUR 1,370m, up from EUR 1,253m last
Service revenues up 9.3%	year. Total operating revenues grew by 6.6% to EUR 1,448m from EUR 1,358m last year.

Compared to the same quarter last year, the number of mobile customers rose by 1.4m to 17.8m. Marketing efforts continued to concentrate on fixed-term contract business with the objective to further improve the quality of an already high quality customer base. Growth of contract customers amounted to a healthy 19.6%, bringing the proportion of fixed-term subscribers to 45.9% of the total customer base (up from 41.7% at the end of Q3 last year).
The pre-paid segment showed a growth rate of only 0.7%, largely due to a further tightening of the disconnection policy of KPN Mobile The Netherlands designed to reduce costs associated with non-active customers. In the Netherlands, this resulted in a net decrease of the pre-paid customer base by some 700,000 customers. E-Plus and BASE are also reconsidering their disconnection policies; as of September 30, 2005 the number of inactive customers amounted to 956,000 and 321,000 respectively.

These (value) initiatives are undertaken to increase focus on revenue generation. Revenue market share will be added as a relevant operating metric.

Multi-brand strategy

KPN has been further maximizing its value propositions by developing tailor-made offers for distinct consumer segments while marketing these under differentiating and exclusive labels, either KPN’s own brands or those of strong partners. These propositions are designed to achieve a leading market share in each of these sub-segments while at the same time being able to command a premium over less tailored and more generically targeted propositions offered by its competitors. The underlying driver is the wish to move from a traditional product ‘push’ to a brand-led consumer ‘pull’ strategy. The “BASE” and “Ay Yildiz” brands, already well established in Belgium were successfully introduced in Germany in Q3 and early Q4 respectively, while the fast growing “Simyo” brand, launched in Germany in May this year was also introduced in Belgium and the Netherlands during Q3.

Telfort acquisition

The Telfort transaction closed on October 4, 2005, from which date Telfort will be consolidated. The wholesale contract with Tele2 was extended to 2009.
KPN will retain the spectrum license at least until full integration of the networks has been achieved, allowing for flexibility of network design.

The Netherlands firmly on	KPN Mobile The Netherlands
track	KPN Mobile The Netherlands is firmly on track to deliver sustainable growth and increased value. Quarter-on-quarter, revenue market share increased to 37.0%.

The third quarter saw strong growth of the contract customer base. A net increase of 106,000 subscribers during the quarter lifted the contract customer base to more than 2.5 million customers, up 21% versus the same quarter last year. During the quarter, 900,000 pre-paid customers were removed from the customer base primarily as a result of KPN’s tightened disconnection policy, lifting the number of active customers from 87% in Q2 to 95% in Q3. The prepaid customer base decreased to 3.2 million by the end of Q3 2005, down 14% from almost 3.7 million a year earlier. As a result, the quality of the KPN Mobile The Netherlands’ customer base saw a significant improvement: 44.3% of its customers are now contract customers (up from 36.3% in Q3 2004).

Service revenues rose to EUR 588m, up 6.7%, fully attributable to the growth in the post-paid base. Operating revenues increased by 3.6%, up EUR 21m to EUR 604m.  EBITDA margin amounted to 38.9%, putting it at a par with Q3 2004 (38.9%) and resulting in an average margin of 37.9% for the first nine months of 2005. It should be noted that the Q3 2004 EBITDA margin included a EUR 19 million release of accruals(4), which accounted for 3.3 percentage points of Q3 2004’s EBITDA margin.

Germany – encouraging start	E-Plus
Germany has made an encouraging start following the multi-brand strategy revision. Quarter-on-quarter, both revenue- and customer market share were stable at 12.1% and 13.2%, respectively.

Sales of “Simyo” (the first no-frills mobile brand in the German market) are progressing well. In August 2005, E-Plus introduced the BASE brand, a sim-only flat-fee proposition for contract customers, previously unavailable in the German market.

During the third quarter, the German customer base rose to over 10.1 million, up by 1 million or 12% versus the same period last year. The net increase of 327,000 customers over the previous quarter was mainly attributable to postpaid growth, which resulted in a further improvement in the quality of the customer base.  Contract customers now represent 51.9% of the total base.

Third quarter operating revenues were up 5.9% year-on-year at EUR 717m, up from EUR 677m last year. Service revenues increased by 8.1% to EUR 644m from EUR 596m last year. Quarter-on-quarter, the EBITDA margin increased to 23.7% (Q2: 21.8%).

Belgium – BASE continues	BASE
to deliver

BASE continued the expansion of its successful and well-established multi-brand portfolio strategy, launching “Simyo” in September. BASE introduced the BASE Voordeel Bundel/BASE Forfait Avantage, which in time will become BASE’s standard tariff. This was recently followed by the launch of BASE Unlimited, Belgium’s first mobile flat-fee proposition.

BASE added 81,000 (predominantly pre-paid) customers in the third quarter, taking the total number of customers to 1.9 million, up 27% over the same period last year, resulting in a subscriber market share of approximately 19%, up from 17% last year.

Service revenues increased by 30.2% from EUR 106m to EUR 138m. Operating revenues increased to EUR 139m, up 28.7% from EUR 108m last year. At 38.8%, a solid EBITDA margin performance was maintained, up slightly from 37.7% in the previous quarter and up significantly on the previous year’s 18.5%(5).

Operating Review – Other Activities

Q3 operating revenues of Other activities decreased by EUR 32m due to the fact that the same period last year included EUR 26m of revenues from PanTel, which was sold by the end of Q1 2005. A letter of intent was signed to sell Xantic, the sale of which is expected to yield a book gain of EUR 50m.

(4)                                  In Q3 2004 KPN Mobile The Netherlands reported a EUR 19 million release from accruals, among which a partial release from the amount accrued for the NMa claim

(5)                                  Q3 2004 included a EUR 9 million restructuring charge

Subsequent Events	General
After the balance sheet date, certain events occurred with a significant impact on KPN’s financial position:

Acquisition minority interest in KPN Mobile

KPN acquired the remaining 2.16% interest that NTT DoCoMo held in KPN Mobile NV, which interest had a book value of approximately EUR 110m at 30 September 2005. Under the terms of the agreement, KPN paid NTT DoCoMo a consideration of EUR 5m while agreeing to the sublicensing by NTT DoCoMo of mobile internet technology to O2 in Germany.

Regulatory Developments	KPN will review and if necessary challenge OPTA’s notification to the European Commission on VoIP, transit, wholesale line rental and the fixed telephony business market.

OPTA Decision	OPTA has not yet reached a decision in respect to its investigation into discounts.

Performance versus	Performance versus Outlook
Outlook

For guidance comparison purposes, YTD operating revenues were up 0.2%, close to guidance (‘flat’), while YTD EBITDA was down 3.5%, also close to guidance. The EBITDA guidance was most recently changed on August 7, from a high single digit decline (as guided on March 2005) to a mid-single digit decline.

In order to compare the actual performance with the outlook, we exclude as usual restructuring charges over EUR 20m and book gains or losses over EUR 20m per event (for reference, please refer to the table below).

Year-to-date, free cash flow reached a level of EUR 1,939m, while CAPEX stood at EUR 925m at the end of the third quarter.

Performance versus Outlook

Q3 2005	Q3 2004	In millions of euro, unless indicated otherwise	YTD 2005	YTD 2004

2,930	2,957	Operating revenues - reported	8,770	8,811

—	—	Disposal PTC (Q2) / Eutelsat (Q1)	—	–56

2,930	2,957	Op. revenues – adj. for comparison w/ guidance	8,770	8,755

–0.9%		year-on-year difference	+0.2%

1,147	1,206	EBITDA – reported	3,405	3,643

—	—	Disposal PTC (Q2) / Eutelsat (Q1)	—	-56

26	—	Restructuring charges	58	—

1,173	1,206	EBITDA – adjusted for comparison w/ guidance	3,463	3,587

–2.7%		year-on-year difference	–3.5%

Outlook 2005 Capex and FCF Outlook revised

KPN expects an EBITDA decline for the full year of less than 5%. KPN is also revising its Capex guidance to approximately EUR 1.4 billion from approximately EUR 1.7 billion. The Free Cash Flow guidance changes from exceeding EUR 2 billion to exceeding EUR 2.3 billion. It should be noted that this is not indicative of a trend of a structural lowering of the medium term Capex program outlined in March, but rather a one-off reduction in Germany. CAPEX for the year is currently forecast at EUR 1.4 billion. Please note that the revision does not include any impact from the acquisition of Telfort.

Outlook

	Revised Outlook	Revised Outlook
Guidance metrics	as given on August 9, 2005	as given on November 7, 2005

Operating revenues	Flat, including MTA reductions	unchanged

EBITDA	Decline by mid-single digit figure	Decline by less than 5%

CAPEX	~ EUR 1.7 billion	~ EUR 1.4 billion

Free Cash Flow	> EUR 2.0 billion	> EUR 2.3 billion

Other items - excluding Telfort

Redemption of higher coupon bonds (in 2005 and 2006) will result in a slightly lower average interest rate going forward (going down from 5.5% to 5.0%). Deprecation will continue to trend downwards. Amortization, being linear, will remain unchanged at an average of EUR 100m per quarter giving stable amortization charges of approximately EUR 400m in 2005 excluding the effect of potential impairments, if any.

All IP Network Update

Since the strategy update in March of this year the implementation planning of the All IP network has been detailed further. In 2006, the implementation and testing of the IP access network will begin including the migration from PSTN/ISDN networks. After 2006, Ethernet and VDSL will be rolled out further, while voice and data legacy networks will be decommissioned. The range of additional Capex related to All IP related investment in 2007-2009 has narrowed to EUR 1.0 - 1.5 billion. The additional Capex may be funded in part by the proceeds from the sale of technical buildings that over time will no longer be required.  Preliminary estimates indicate that proceeds may reach a level of approximately EUR 1 billion (current book value approximately EUR 600m).

GENERAL

Accounting Principles

All figures in this report are unaudited and based on IFRS. For further details on the transition from Dutch GAAP to IFRS, we refer to our press release dated April 18, 2005. For a discussion on our IFRS accounting policies, we refer to our report on the first quarter of 2005, dated May 10, 2005.

Reporting principles

This press release contains a number of non-GAAP figures, such as EBITDA and free cash flow. These non-GAAP figures should not be viewed as a substitute for our GAAP figures. Our non-GAAP measures may not be comparable to non-GAAP measures used by other companies.

We define EBITDA as operating profit before depreciation and impairments of PP&E and amortization and impairments of goodwill, licenses and other intangibles. The measure is used by financial institutions and credit-rating agencies as one of the key indicators of borrowing potential. Many analysts use EBITDA as a component for their (cash flow) projections. Note that our definition of EBITDA deviates from the literal definition of earnings before interest, taxes, depreciation and amortization. Either definition of EBITDA has limitations as an analytical tool and you should not consider it in isolation or as a substitute for analyses of our results as reported under IFRS or US GAAP.

In the past, EBITDA was used as a measurement of certain aspects of operational performance and liquidity. We have used EBITDA as a component of our guidance. In view of the implementation of IFRS, and the resulting volatility of amortization, we believe that this is the most appropriate way of informing the financial markets on certain aspects of future company financial development. We do not view EBITDA as a measure of performance. In all cases, a reconciliation of EBITDA and the nearest GAAP measure (operating profit) will be provided.
Going forward, we will continue to make comparison between guidance and actuals. For the purpose of this comparison, a number of items will be excluded:

– restructuring charges over EUR 20m per event – impairments over EUR 20m per event – book gains or losses over EUR 20m per event

We define free cash flow as ‘Cash flow from operating activities’ minus ‘Capital expenditures’ defined as expenditures on Property, Plant and Equipment and software.

Safe harbor

Certain statements contained in this quarterly report constitute forward-looking statements. These statements may include, without limitation, statements concerning future results of operations, the impact of regulatory initiatives on our operations, the OPTA investigation into discounts given in breach of OPTA regulation, our and our joint ventures’ share of new and existing markets, general industry and macro-economic trends and our performance relative thereto, and statements preceded by, followed by or including the words “believes”, “expects”, “anticipates” or similar expressions. These forward-looking statements rely on a number of assumptions concerning future events and are subject to uncertainties and other factors, many of which are outside our control that could cause actual results to differ materially from such statements. A number of these factors are described (not exhaustively) in our 2004 Annual Report and Form 20-F.

All figures in this quarterly report are unaudited and based on IFRS. This quarterly report contains a number of non-GAAP figures, such as EBITDA and free cash flow. These non-GAAP figures should not be viewed as a substitute for our GAAP figures. Our non-GAAP measures may not be comparable to non-GAAP measures used by other companies. Certain figures may be subject to rounding differences. All market share information in this quarterly report is based on management estimates based on externally available information, unless indicated otherwise.

For IFRS, we refer to the disclaimer in our press release dated April 18, 2005. Please note that IFRS accounting policies are not yet final and may change as a result of (amongst others) changes in IFRS standards and interpretations, changes in regulatory requirements, additional review and analyses (including market trends) and audit procedures.

Profile

KPN offers telecommunication services to both consumers and businesses. Our core activities are telephony and data services through our fixed network in the Netherlands, mobile telecom services in the Netherlands, Germany and Belgium and data services in Western Europe. We are market leader in the major segments of the Dutch telecom market and are actively growing our market share in the new IP and DSL markets. Through E-Plus in Germany and BASE in Belgium, we hold strong positions in the mobile markets of these countries.

As of September 30, 2005, we served 7.1m fixed-line subscribers and 2.0m Internet customers in the Netherlands as well as 17.8m mobile customers in Germany, the Netherlands and Belgium, while we employed 28,749 individuals (26,316 FTEs). We were incorporated in 1989. Our shares are listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

APPENDICES

Financial Statements	(A) Consolidated Statement of Income
(B) Consolidated Balance Sheet
(C) Consolidated Cash Flow Statement
(D) Statement of Changes in Shareholder’s Equity
(E) Segmental analysis: Key Financial and Operating Metrics
Fixed Division
– Consumer Segment
– Business Segment
– Wholesale and Operations
Mobile Division
– KPN Mobile The Netherlands
– E-Plus
– BASE
(F) Additional information: MTA impact

(A)                                                               Consolidated Statement of Income

Q3 2005	Q3 2004	In millions of euro, unless otherwise stated	YTD 2005	YTD 2004

2,900	2,934	Net sales	8,652	8,670
30	23	Other operating revenues	118	141
2,930	2,957	Total operating revenues	8,770	8,811

–25	–37	Own work capitalized	–77	–108
227	273	Cost of materials	763	732
1,020	995	Work contracted out and other expenses	3,021	2,912
372	415	Salaries and social security contributions	1,157	1,283
566	546	Depreciation, amortization and impairments	1,752	1,628
189	104	Other operating expenses	501	348
2,349	2,296	Total operating expenses	7,117	6,795

581	661	Operating profit	1,653	2,016

–122	–186	Finance costs - net	–387	–454
2	–12	Share of the profit of associates and joint ventures	9	–3
461	463	Profit on continuing operations before taxes	1,275	1,559

–127	–96	Income tax	–429	–380
334	367	Profit for the period	846	1,179

5	3	Profit attributable to minority shareholders	13	11
329	364	Profit attributable to equity holders of the parent	833	1,168

0.15	0.15	Earnings per ordinary share/ADS (in EUR)	0.37	0.48
0.15	0.15	Earnings per ordinary share/ADS on a fully diluted basis (in EUR)	0.37	0.48

(B)                              Consolidated Balance Sheet

(before appropriation of net result)

ASSETS

	September 30,	January 1,	December 31,
In millions of euro	2005	2005 (6)	2004

NON-CURRENT ASSETS

Intangible assets
Licenses	4,093	4,320	4,348
Goodwill	4,081	4,139	4,139
Other intangibles	77	35	35
Software	188	173	173
Total	8,439	8,667	8,695

Property, plant & equipment
Land and buildings	750	788	814
Plant and equipment	6,698	7,360	7,391
Other tangible fixed assets	176	214	214
Assets under construction	637	555	560
Total	8,261	8,917	8,979

Investments in joint ventures and associates	18	17	17
Derivative financial instruments	38	28	—
Investments	—	—	146
Deferred tax assets	1,181	1,680	1,609
Trade and other receivables	50	115	232

Total non-current assets	17,987	19,424	19,678

CURRENT ASSETS
Inventory	119	188	190
Trade and other receivables	2,203	2,161	2,242
Available-for-sale financial assets	1	169	—
Derivative financial instruments	4	9	—
Cash and cash equivalents	2,945	2,158	1,551
Total	5,272	4,685	3,983

Non-current assets held for sale	172	121	—

TOTAL	23,431	24,230	23,661

(6)                                  The opening balance sheet for fiscal year 2005 was restated for the application of IAS 39 and IFRS 5 as from January 1, 2005. For further details, we refer to our press release on application of IFRS dated April 18, 2005.

LIABILITIES

	September 30,	January 1,	December 31,
In millions of euro	2005	2005	2004

GROUP EQUITY
Shareholders’ equity	4,917	6,266	6,411
Minority interests	139	145	145
Total	5,056	6,411	6,556

NON-CURRENT LIABILITIES
Borrowings	7,211	6,787	7,821
Derivative financial instruments	814	1,074	—
Retirement benefit obligations	1,447	1,577	1,577
Deferred tax liabilities	2,147	2,184	2,184
Provisions for other liabilities and charges	354	315	315
Other payables	298	360	360
Total	12,271	12,297	12,257

CURRENT LIABILITIES
Trade and other payables	2,837	2,851	2,881
Borrowings	2,808	2,126	1,659
Derivative financial instruments	97	146	—
Current tax liabilities	217	197	197
Provisions for other liabilities and charges	83	111	111
Total	6,042	5,431	4,848

Liabilities directly associated with non-current assets
classified as held for sale	62	91	—

TOTAL	23,431	24,230	23,661

(C)                              Consolidated Cash Flow Statement

Q3 2005	Q3 2004	In millions of euro	YTD 2005	YTD 2004

581	661	Operating profit	1,653	2,016

566	546	Depreciation, amortization and impairments	1,752	1,628
-4	0	Book gains	-33	-56
-23	-26	Total changes in provisions (excluding deferred taxes)	-128	-13
15	-41	Inventory	69	-73
41	-2	Trade receivables	-24	12
68	48	Prepayments and accrued income	-21	-48
1	31	Other current assets	35	79
19	74	Accounts payables	-69	-139
-75	-18	Accruals and deferred income	-184	-160
45	-42	Current liabilities (excluding short-term financing)	52	-7
2	—	Taxes received (paid)	-19	-11
-95	-156	Interest paid	-226	-352
2	—	Received dividend	7	—
1,143	1,075	Net cash flow provided by operating activities	2,864	2,876

—	—	Acquisition of subsidiaries, associated and joint ventures	-10	-10
—	—	Disposal of subsidiaries, associated and joint ventures	9	—
-3	12	Investments in intangible assets (excluding software)	-21	-8
-369	-474	Investments in property, plant and equipment and software	-925	-1,158
10	—	Disposals of property, plant and equipment and software	19	4
-1	—	Disposals of intangible assets (excluding software)	4	—
-1	-4	Disposal available-for-sale financial assets and other	201	97

-364	-466	Net cash flow used in investing activities	-723	-1,075

-261	-507	Share repurchase	-1,229	-974
—	-4	Share repurchases for option plans	-33	-33
-281	-190	Dividend paid	-890	-796
-20	-986	Redemption of long-term loans	-331	-1,929
12	—	Exercise of share options	20	—
—	1,120	Proceeds from borrowings	1,000	1,120
86	-4	Changes in interest-bearing current liabilities	118	1
-464	-571	Net cash flow used in financing activities	-1,345	-2,611

315	38	Changes in cash and cash equivalents	796	-810

2,648	960	Cash and cash equivalents at beginning of period (7)	2,166	1,807
—	—	Exchange rate differences	1	1
315	38	Changes in cash and cash equivalents	796	-810
2,963	998	Cash and cash equivalents at end of period (8)	2,963	998

(7)                                  Of which EUR 8 million relates to PanTel as of December 31, 2004. This amount is included in non-current assets held for sale in the opening balance sheet.

(8)                                  Of which EUR 10 million relates to SNT and EUR 8 million to Xantic as of September 30, 2005. These amounts are included in non-current assets held for sale.

(D)          Statement of changes in shareholders’ equity

In millions of euro (except for number of shares)	2005	2004

Balance as of December 31 prior year	6,411	6,535

Changes in accounting policies (as from January 1, 2005):
- Fair value adjustments borrowings and derivatives (IAS 39)	-239	—
- Fair value adjustments available-for-sale financial assets (IFRS 5)	23	—
- Tax effect on abovementioned adjustments	71	—
Balance as of January 1,	6,266	6,535

Profit attributable to equity holders of the parent	833	1,168
Other changes	-58	-26
Total result for the period	775	1,142
Shares repurchased	-1,274	-1,007
Dividends paid	-890	-796
Issued shares	20	—
Exercised options	20	—
Balance as of September 30,	4,917	5,874

Number of issued shares as of September 30, (9)	2,332,400,000	2,490,996,845

Weighted average number of outstanding shares (excluding the average number of repurchased shares and shares for option plans) during the period from January 1, 2005 up to September 30, 2005.	2,223,676,569	2,412,897,188

(9)                                  Including 181,039,631 shares repurchased before September 30, 2005 (September 30, 2004: 161,596,876 shares) under the share repurchase program. After cancellation, the number of outstanding shares will decrease.

(E)                                Segmental analysis: Key Financial and Operating Metrics

Consumer

Q3 2005	Q3 2004	In millions of euro	YTD 2005	YTD 2004
409	434	Voice Consumer	1.262	1.317
171	168	Internet	527	505
3	0	Other (incl. intrasegment revenues)	6	-1
583	602	Operating revenues	1,795	1,821
578	599	Of which External revenues	1,782	1,802

502	494	Operating expenses	1,526	1,539
11	4	Of which: deprec., amortization and impairments	30	13

81	108	Operating profit	269	282

Number of connections (in thousands)			Q3 2005	Q3 2004
PSTN			4,638	4,867
ISDN			499	531
Total			5,137	5,398

Q3 2005	Q3 2004	Traffic volumes (in billions of minutes)	YTD 2005	YTD 2004
1.52	1.67	Domestic local	5.00	5.43
0.66	0.73	Domestic long-distance	2.12	2.33
2.18	2.40	Total domestic	7.12	7.76
0.28	0.28	Fixed-to-mobile	0.84	0.83
0.09	0.10	International	0.28	0.31
2.55	2.78	Total Voice Consumer	8.24	8.90

Q3 2005	Q3 2004	Internet revenues (in millions of euro)	YTD 2005	YTD 2004
122	92	ADSL revenues	349	245
20	38	Internet dial-up traffic revenues	78	149
29	38	Other (including value-added services)	100	111
171	168	Total	527	505

Operational data	Q3 2005	Q3 2004
Number of KPN ADSL connections (in thousands)(10)	1,623	1,217
Number of KPN ISP customers (in thousands)(11)	1,827	1,596
Retail market share consumer broadband(12)	34.1%	28.1%
Internet traffic volumes (in billions of minutes)	0.57	1.07

(10)                            Excluding CistroN

(11)                            Including Direct ADSL

(12)                            Defined as the market share consumer broadband of KPN ISPs and Direct ADSL.

(E)                                Segmental analysis: Key Financial and Operating Metrics

Business

Q3 2005	Q3 2004	In millions of euro	YTD 2005	YTD 2004
300	334	Voice Business	935	1,049
185	200	Connectivity	554	598
103	116	IMS	302	310
96	104	EnterCom	297	324
-40	-27	Other (incl. intrasegment revenues)	-104	-56
644	727	Operating revenues	1,984	2,225
604	685	Of which External revenues	1,868	2,105

578	625	Operating expenses	1,749	1,934
22	17	Of which: deprec., amortization and impairments	56	54

66	102	Operating profit	235	291

Number of connections (in thousands)			Q3 2005	Q3 2004

PSTN			982	1,042
ISDN			948	969
Total			1,930	2,011

Q3 2005	Q3 2004	Traffic volumes (in billions of minutes)	YTD 2005	YTD 2004
0.83	1.03	Domestic local	2.79	3.42
0.77	0.92	Domestic long-distance	2.51	3.04
1.60	1.95	Total domestic	5.30	6.46
0.30	0.61	Internet-related	1.11	2.34
0.31	0.31	Fixed-to-mobile	0.97	0.99
0.13	0.14	International	0.40	0.45
2.34	3.01	Total Voice Business	7.78	10.24

Operational data			Q3 2005	Q3 2004
Number of leased lines			49,983	60,638
Of which: - analog			39,509	44,053
- digital			10,474	16,585
IP-VPN connections (Epacity)			37,671	27,595
VPN (customers)			1,684	1,257

(E)                                Segmental analysis: Key Financial and Operating Metrics

Wholesale & Operations

Q3 2005	Q3 2004	In millions of euro	YTD 2005	YTD 2004
1,046	1,079	Carrier Services	3,135	3,317
197	206	Other (incl. intrasegment revenues)	594	631
1,243	1,285	Operating revenues	3,729	3.948
371	353	Of which External revenues	1,082	1,098

1,010	1,056	Operating expenses	3,078	3,184
274	306	Of which: deprec., amortization and impairments	879	933

233	229	Operating profit	651	764

Q3 2005	Q3 2004	Traffic volumes (in billions of minutes)	YTD 2005	YTD 2004
3.13	3.16	Terminating	10.05	10.07
2.53	2.79	Originating – voice	8.29	8.95
0.43	0.80	Originating – Internet	1.59	3.18
1.65	1.48	Transit	4.93	4.54
2.12	1.76	International	5.87	5.11
9.86	9.99	Total Carrier Services	30.73	31.85
0.22	0.24	Of which to Voice CM and Voice BM	0.68	0.76

(E)                                Segmental analysis: Key Financial and Operating Metrics

KPN Mobile The Netherlands

Q3 2005	Q3 2004	In millions of euro	YTD 2005	YTD 2004
588	551	Service revenues	1,678	1,605
16	32	Equipment sales and other operating revenues	69	96
604	583	Operating revenues	1,747	1,701
487	461	Of which External revenues	1,418	1,333

429	391	Operating expenses	1,259	1,128
60	35	Of which: deprec., amortization and impairments	174	119

175	192	Operating profit	488	573

Q3 2005	Q3 2004		YTD 2005	YTD 2004
2,222	1,973	Traffic volume (in millions of minutes)	6,648	5,956

122	117	Weighted monthly AMPU (in minutes)	119	123
30	36	- Prepaid	28	37
256	261	- Postpaid	266	270

32	33	Total monthly ARPU (in EUR)	30	33
9	11	- Prepaid	8	11
66	71	- Postpaid	66	71

65%	10%	Gross churn	34%	15%
101%	6%	- Prepaid	46%	15%
14%	16%	- Postpaid	14%	15%

Customers (in thousands)	30.09.05	30.06.05	31.03.05	31.12.04	30.09.04
Prepaid	3,177	3,895	3,963	3,890	3,679
Postpaid	2,524	2,418	2,327	2,186	2,094
Total	5,701	6,313	6,290	6,076	5,773
of which i-mode	700	725	716	661	612

The Netherlands

Blended ARPU increased in 2005 driven by an improving quality of the customer mix. Postpaid ARPU is stable through the year, while prepaid ARPU continued to increase during 2005. The impact from clearing the customer base, mainly taking place in September, will become visible in Q4.

Postpaid churn is rather constant in the third quarter and down from 16% compared to last year. Due to the disconnection policy changed in 2004 and the subsequent disconnection of 900,000 prepaid customers in Q3 2005, prepaid churn soared to 101%, significantly up from 24% in Q2 2005 and 6% in the third quarter of 2004. This steep increase in prepaid churn is however expected to be a one-off occurrence.

(E)                                Segmental analysis: Key Financial and Operating Metrics

E-Plus

Q3 2005	Q3 2004	In millions of euro	YTD 2005	YTD 2004
644	596	Service revenues	1,832	1,688
73	81	Equipment sales and other operating revenues	235	217

717	677	Operating revenues	2,067	1,905
706	666	Of which External revenues	2,034	1,872

714	630	Operating expenses	2,112	1,757
167	131	Of which: deprec., amortization and impairments	504	363

3	47	Operating profit	-45	148

Q3 2005	Q3 2004		YTD 2005	YTD 2004
2,340	2,042	Traffic volume (in millions of minutes)	6,669	5,833

78	77	Weighted monthly AMPU (in minutes)	76	76
20	22	- Prepaid	20	23
133	135	- Postpaid	130	134

21	22	Total monthly ARPU (in EUR)	21	22
6	7	- Prepaid	6	7
36	38	- Postpaid	35	38

21%	19%	Gross churn	23%	20%
28%	20%	- Prepaid	30%	21%
13%	17%	- Postpaid	16%	19%

Customers (in thousands)	30.09.05	30.06.05	31.03.05	31.12.04	30.09.04
Prepaid	4,866	4,758	4,764	4,787	4,639
Postpaid	5,258	5,039	4,887	4,724	4,426
Total	10,124	9,797	9,651	9,511	9,065
of which i-mode	1,098	1,158	1,133	1,093	1,002

Germany

At EUR 21, blended ARPU was at par with the second quarter of 2005 and down EUR 1 on the same period last year. Postpaid ARPU remained flat quarter-on-quarter, but fell EUR 2 compared to previous year due to MTA tariff reductions. Prepaid ARPU remained flat at EUR 6, down EUR 1 from the Q3 2004 level.

Churn amongst contract customers decreased in the third quarter to 13%, down from 17% a year ago. Prepaid churn however increased significantly from 20% to 28% (Q2 2005: 34%) as a result of E-Plus’ ongoing efforts to remove inactive customers from its prepaid customer base.

(E)                                Segmental analysis: Key Financial and Operating Metrics

BASE

Q3 2005	Q3 2004	In millions of euro	YTD 2005	YTD 2004
138	106	Service revenues	395	305
1	2	Equipment sales and other operating revenues	4	9
139	108	Operating revenues	399	314
133	105	Of which External revenues	379	298

117	121	Operating expenses	338	338
32	33	Of which: deprec., amortization and impairments	90	100

22	–13	Operating profit	61	–24

Q3 2005	Q3 2004		YTD 2005	YTD 2004
599	462	Traffic volume (in millions of minutes)	1,823	1,317

106	104	Weighted monthly AMPU (in minutes)	113	104
73	79	- Prepaid	80	77
240	205	- Postpaid	243	209

24	24	Total monthly ARPU (in EUR)	24	24
15	13	- Prepaid	15	13
63	67	- Postpaid	61	66

14%	21%	Gross churn	14%	20%
11%	20%	- Prepaid	12%	19%
23%	23%	- Postpaid	21%	23%

Customers (in thousands)	30.09.05	30.06.05	31.03.05	31.12.04	30.09.04
Prepaid	1,557	1,481	1,400	1,324	1,218
Postpaid	372	367	361	323	299
Total	1,929	1,848	1,761	1,647	1,517
of which i-mode	23	24	27	28	29

Belgium

Blended ARPU remained stable at EUR 24 compared to one year ago, down EUR 1 compared to Q2 2005. ARPU for contract customers was at a par with the second quarter at EUR 63; this was however a decrease compared with Q3 2004 levels. Prepaid ARPU on the other hand rose 15% year on year to EUR 15, up from EUR 13.

Blended churn fell significantly to 14% by the end of the quarter, down from 21% in the third quarter of 2004, mainly due to significantly lower prepaid churn rates.

(E)                                Segmental analysis: Key Financial and Operating Metrics

Other Activities

Q3 2005	Q3 2004	In millions of euro	YTD 2005	YTD 2004
53	85	Operating revenues	203	295
53	85	Of which External revenues	203	295

64	85	Operating expenses	208	302
4	17	Of which: deprec., amortization and impairments	20	43

-11	0	Operating profit	-5	-7

(F)                                 Additional Information:
Impact of MTA tariff reductions on operating revenues and operating profit

Change in Q3 2005		In millions of euro	Change in YTD 2005
Operating revenues	Operating profit		Operating revenues	Operating profit

-22	-12	KPN Mobile The Netherlands	-62	-35
-25	-19	E-Plus	-72	-56
-47	-31	Total Mobile division	-134	-91

-6	0	Voice Consumer	-20	0
-7	0	Voice Business	-21	0
-35	0	Carrier Services	-104	0
-48	0	Total Fixed division	-145	0

29	0	Intercompany eliminations	84	0

-66	-31	KPN Consolidated	-195	-91

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: November 8, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel